Exhibit 97

Section: BancFirst Corporation Effective Date: October 26, 2023

Subject: Recovery of Erroneously Awarded Revision Date:

Executive Compensation

Purpose: To establish the requirements for recovery of erroneously awarded executive compensation in accordance with the requirements of Section 5608 of the Nasdaq Stock Market Corporate Governance Requirements.

Policy:

In the event BancFirst Corporation (the “Company”) is required to issue an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under securities laws, the Board of Directors of the Company (the “Board”), or a designated committee or committees authorized by the Board, will enforce the reimbursement or forfeiture of incentive compensation received by any current or former executive officer (those that perform “policy-making functions”, that is Section 16 officers) during the three-year period preceding the date when the Company is required to prepare the accounting restatement. This reimbursement or forfeiture should be the amount of incentive compensation received that exceeds the amount that otherwise would have been received had it been determined based on the restated amounts, without regard to any taxes. The recovery of any amounts from an executive officer who participates in the Deferred Bonus Pool shall be made first against the balance of that officer’s deferred bonus in the pool. It is important to note that incentive-based compensation, for the purpose of this policy, does not include any equity granted, such as stock options or restricted stock units. These equity awards are subject to vesting solely upon the completion of a specified employment period, without any performance condition.